UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

HARRINGTON RESOURCES INC.
(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	47-0949756 I.R.S. Employer Identification No.

413 19th Street, #223
Lynden, Washington  98264
(Address of principal executive offices)

Issuers telephone number (604) 320-1393          Issuers fax number (604) 530-0156

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities to be registered pursuant to Section 12(g) of the Act.

150,000,000 shares of common stock, $.001 par value
(Title of Class)

Table of Contents
		Page
PART I

Item 1.	Description of Business	3

Item 2.	Management's Discussion and Analysis or Plan of Operation	14

Item 3.	Description of Property	19

Item 4.	Security Ownership of Certain Beneficial Owners and Management	19

Item 5.	Directors and Executive Officers, Promoters and Control Persons	20

Item 6.	Executive Compensation	22

Item 7.	Certain Relationships and Related Transactions	23

Item 8.	Description of Securities	23

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common
	Equity and Related Stockholder Matters	26

Item 2.	Legal Proceedings	27

Item 3.	Changes in and Disagreements with Accountants	27

Item 4.	Recent Sales of Unregistered Securities	27

Item 5.	Indemnification of Directors and Officers	27

PART F/S

Item 1.	Audited Financial Statements (Period ended September 30, 2005)	28

PART III

Item 1.	Index to Exhibits	43

Item 2.	Description of Exhibits	43

SIGNATURES

	Signatures	43

PART I

Item 1. Description of Business

Business Development

Harrington Resources Inc. was incorporated in the State of Nevada on December 17, 2004 and is an exploration stage company formed to acquire and explore mining properties.  Harrington maintains its statutory registered agent's office at 9900 Wilbur May Parkway, Reno, Nevada, 89521, and its business office is located at 413 19th Street #223, Lynden, Washington, 98264.  Our telephone number is (604) 320-1393 and our fax number is (604 530-0156.

Business of the Registrant

Harrington is an exploration stage company engaged in the acquisition and exploration of mineral properties.  We hold two mineral claims, named Tenakihi and Tenakihi 1 (the "Tenakihi mineral claims"), located near  the District of Mackenzie in northern British Columbia, Canada.  Mineral claims registered with the Province of British Columbia grants mineral rights within the claim area to the claimholder.  Our exploration program is designed to explore for commercially viable deposits of silver.  Our properties do not contain a known commercially viable deposit suitable for mining.  We have not yet developed any mineral properties into a producing mine, nor have we earned revenue from any of the properties.  Mining activities to date have consisted solely of the staking of the Tenakihi mineral claims.  As such, there can be no assurance that commercially viable mineral reserves exist on our mineral claims.  Intensive exploration will be essential before Company management can make a proper assessment as to the economic feasibility of the properties.

Our management does not have any technical training and is inexperienced with mineral exploration or starting and operating a mine.  Harrington has only one employee, William E. Gould, our President and sole officer and director.  Mr. Gould devotes approximately 10% of his time on Harrington's operations.  Due to the lack of direct training and experience is these areas, our management may not be fully aware of many of the specific requirements related to working within the mining industry.  In addition, we will also have to rely on the expertise and services of qualified personnel for surveying, exploration, and excavation of our mineral claims.  If we are unable to contract such services at reasonable costs, we may have to suspend or cease operations.  Decisions and choices made by our management due to their inexperience in this industry may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use.  Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm.

We have developed a two phase exploration program for our Tenakihi mineral claims.  Mr. William Lumley, B Sc., a consulting geologist, assisted Harrington in the research and staking of our properties, and with developing our two phase exploration program.  Mr. Lumley has been practicing his profession for the past 25 years in Canada, the United States and internationally.  Mr. Lumley graduated from the University of Waterloo, Ontario, Canada with a Bachelor of Science Degree in Geology.  The Company has no contractual arrangement with Mr. Lumley.  Mr. Lumley performs consulting services for the Company, if, as and when required, and is compensated in hourly fees, paid in cash.  The second phase and any subsequent phases will be dependent on the results of the previous phase and each successive phase will likely be more costly to implement.  We will review each phase upon completion to determine if further exploration on the property is warranted.  Phase 1 is estimated to cost $48,000 and Phase 2 is estimated to cost $105,000.  Our plan is to secure the funding needed for our estimated general and administrative expenses for twelve months in advance and for each exploration phase in advance before proceeding with the exploration.

We must raise capital to fund our exploration program.  We do not plan to proceed with Phase 1 until we obtain the capital required to complete Phase 1 in addition to having the cash on hand to fund our general and administrative expenses for the next twelve months.  The Company estimates that it will spend $13,000 over the next twelve months on general and administrative expenses and to retain title to its mining claims for another year and estimates that Phase 1 will cost approximately $48,000.  As of December 16, 2005, Harrington had cash on hand of $8,876 and will need to raise approximately $52,000 to $65,000 over the next twelve months to be able to implement Phase 1 of its exploration program and to maintain cash on hand for general and administrative expenses for the upcoming year.  We intend to raise cash to fund our exploration program by the issuance of our common stock to third party investors.  The Company has not explored any third party debt financing options nor has the Company identified any other sources of alternative financing.  It is our intention to raise money through sales of the Company's common stock in the near future, however, we do not have a share offering in place at this time.

If we cannot obtain the funds required to complete Phase 1, we will have to suspend our exploration program.  In the event that we are not able to raise capital to continue to fund our general and administrative expenses beyond the next twelve months, from the sale of stock to third party investors, we expect that our President, William E. Gould, will continue to advance the required funds either in the form of cash advances or by purchase of stock as he has since Harrington's inception.  If we are unable to obtain the funds to pay our general and administrative expenses beyond the next twelve months, we will have to suspend or cease operations.

Province of British Columbia, Canada (with location of the Tenakihi claims marked with a red star)

The Tenakihi Mineral Claims

The Tenakihi mineral claims consist of two adjacent claims, named Tenakihi and Tenakihi 1, and registered as such with the Ministry of Energy and Mines, Province of British Columbia, Canada.  These mineral claims are located in the Omineca Mining District in the Province of British Columbia.  The Tenakihi mineral claim was staked and registered on March 30, 2005 and the Tenakihi 1 mineral claim was staked and registered on September 6, 2005.

The Tenakihi mineral claims are not producing properties and both are currently dormant.  We have, to date, no revenue from mining operations from the Tenakihi mineral claims.

The following table details the Tenakihi mineral claims:

Claim Name	Tenure Number	Units	Area (hectares)	Record Date	Expiry Date

Tenakihi	509820	14.414	360.357	03/30/2005	03/30/2006
Tenakihi 1	519713	8.653	216.319	09/06/2005	09/06/2006

The Tenakihi and Tenakihi mineral claims (tenures #509820 and #519713)

The Tenakihi mineral claims are recorded in the name of our President, Mr. William E. Gould, and held in trust for Harrington Resources Inc. by Mr. Gould in order to minimize fees payable by Harrington Resources Inc.  The British Columbia Mineral Tenure Act generally requires all claimholders to be Canadian residents or Canadian corporations amongst other conditions.  We believe the additional costs of incorporating a Canadian subsidiary and the additional associated fees and administrative costs are unwarranted at this time.  Two Declarations of Trust, executed by Mr. Gould on March 30, 2005 and September 6, 2005, declare that he holds the mineral claims in trust for the Company and will deliver full title on demand to Harrington Resources Inc. for as long as the claims are in good standing with the Province of British Columbia.  The Declarations of Trust also specify that Mr. Gould has no interest in the mineral claims other than that of a bare trustee.  All rights in respect of the mineral claims and any distributions whether income or capital and whether in cash or otherwise, do not in any manner belong to Mr. Gould but are the property of Harrington Resources Inc.  In the event that we find mineralized material and the mineralized material can be economically extracted, we intend to form a wholly owned British Columbia subsidiary corporation.  Mr. Gould will then convey title to the Tenakihi mineral claims to the wholly owned subsidiary corporation.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty.  Ungranted minerals are commonly known as Crown minerals.  Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located.  In the case of the Company's property, that is the province of British Columbia.  In the 19th century the practice of reserving the minerals from fee simple Crown grants was established.  Legislation now ensures that minerals are reserved from Crown land dispositions.  The result is that the Crown is the largest mineral owner in Canada, both as the fee simple owner of Crown lands and through mineral reservations in Crown grants.  Most privately held mineral claims are acquired directly from the Crown.  Accordingly, fee simple title to the Company's property resides with the Crown.  Mineral claims are issued pursuant to the British Columbia Mineral Act.  The owner of the mineral claim has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the claim continued vertically downward.

According to the Mineral Tenure Act of British Columbia, a mineral claim may be held for one year and thereafter from year to year.  In order to maintain a mineral claim the holder of the claim must, on or before the anniversary date, spend $100 CAD, or approximately $85 USD, each year per unit during the first three 1 year terms; and $200 CAD, or approximately $170 USD, each year per unit for subsequent 1 year terms.  The required expenditure can be in the form of expenditures on exploration or can be in the form of a direct payment to the Province of British Columbia.  If in any year, the required exploration work expenditure is not completed and filed with the Province prior to the claim expiry date, or if a payment is not made to the Province of British Columbia in lieu of the required work prior to the claim expiry date, the mineral claims will lapse.  A maximum of ten years of work credit may be filed on a claim.

The Tenakihi mineral claim consists of 14.414 units and the current expiry date for this claim is March 30, 2006.  The extension of this mineral claim for another 1 year period beyond the current expiry date therefore requires an expenditure of $1,441 CAD or $1,225 USD for exploration work, plus the payment of a recording fee, or a direct payment of the same amount to the Province of British Columbia.

The Tenakihi 1 mineral claim consists of 8.653 units and the current expiry date for this claim is September 6, 2006.  The extension of this mineral claim for another 1 year period beyond the current expiry date therefore requires an expenditure of $865 CAD or $735 USD for exploration work, plus the payment of a recording fee, or a direct payment of the same amount to the Province of British Columbia.

There are no competitive conditions which affect the properties, nor are there any encumbrances on the properties.  We have no insurance covering the properties as management believes that insurance is unnecessary since the property is unimproved and contains no buildings or improvements of any kind.

We have not yet performed any work on the Tenakihi mineral claims.  Harrington is presently in the exploration stage and cannot guaranty that a commercially viable mineral deposit, generally known as a reserve, exists on the property.  We must first complete the exploration work and then undertake a comprehensive evaluation to determine economic feasibility.

Property Location and Access

The Tenakihi mineral claims are located in British Columbia, Canada and are located approximately 165 straight-line miles west of the city of Fort St. John, BC and approximately 155 straight-line miles northwest of the city of Prince George, BC.

Location of the Tenakihi mineral claims in northern British Columbia

The Tenakihi and Tenakihi 1 Claims occupy an area of 576.676 hectares centered on the south end of a ridge east of the confluence of Tenakihi Creek and the Osilinka River 50 kilometers northwest of Germansen Landing (See Figure 1) at an elevation ranging from 1200 meters in the SW corner of the property to 1759 meters in the extreme northern edge.  Center of the property is located at approximately 56 degrees 9 minutes N, 125 degrees 6 minutes W (UTM Zone 10 Co-Ordinates: Northing 6225529, Easting 369708).

Loose rocks are extensive on the northern and eastern slopes, while the southern and westerly slopes are commonly vegetated.  The valley bottoms have been carved by glaciers and glacial deposits blanket the valley bottoms, limiting most outcrop exposures to streambeds below tree line.  A thick growth of mature spruce, pine and balsam covers much of the lower elevation areas extending up to tree line at approximately 1,600 meters (5,250 feet) elevation.

The climate of this region of BC is typically cool and moderate with warm moist summers and cold winters.  The lower elevation regions of the claims are snow free from the end of April until the beginning of November. In the highest elevation regions of the claims, winter snow may linger until the end of June and occur again any time after the middle of September. Total snowfall is not excessive.

Access is only by helicopter from Germansen Landing, the Omineca mining road or from the local rough airstrip 2.5 km away.

History and Previous Work

The area was mapped by the Geological Survey of Canada in 1953-1954 with the results published in Geological Survey of Canada Memoir 274 authored by D.A. Roots.  To date no exploration has been documented on the Tenakihi property.  Additional mapping was completed by the B.C. Geological Survey in 1991 - 1992 and published in Open File 1992-11.

Regional Geology

The regional setting straddles the boundary between the Intermontane and Omineca belts.  It is underlain by volcanic rocks of the Intermontane terrane and displaced rocks of North American affinity.  Parts of four terrains are present: Quesnellia, to the west; the Harper Ranch terrane and Slide Mountain terranes centrally; and the Cassiar terrane to the east.  The basal units of the North American, Cassiar terrane rocks consist mainly of the Ingenika Group in this area.  This sequence is highly folded and consists of the Swannell, Tsaydiz, Espee and Stelkuz formations.

Northwest trending faults are the most prominent structural features in the area, but the structural history is diverse and complex.

There have been several known mineral occurrences in the area.  Deposit types include porphyry copper-gold, fracture-controlled mineralization, carbonates hosting lead-zinc veins and Mississippi Valley-type replacement lead-zinc mineralization, shear-controlled gold-silver-copper mineralization, mercury showings related to shears, quartz veins with gold, gold-bearing massive arsenopyrite and pyrite in sheared rocks and minor coal occurrences.

Property Geology

The Tenakihi property is centered in an area of dense limestone of the Hadrynian (Upper Proterozoic) Espee Formation of the Ingenika Group.  This limestone member is locally dolomitic dark grey to white in color with thin to moderate bedding and occupies a band 1000 meters wide extending north-northeast from the Ingenika River for 3000 meters, where it is truncated by a large normal fault striking 100 degrees and dipping steeply to the south that cuts through the middle of the Tenakihi claims.  This fault separates the Swannell Formation (footwall) and the 3 other formations Stelkuz, Espee, and Tsaydiz (hangingwall).

In the southern part of the claims contacts could not been seen in the field because of talus and forest cover but limited outcrops indicate that the Espee is bounded by the Tsaydiz Formation on the east and the Stelkuz Formation on the west.

The northern part of the claims is underlain by the Swannell Formation.

Two fold structures have been mapped within the limestone with folding orientated in a NW - SE direction dipping to the southwest and plunging to the northwest.  This same dip can be traced to the Quarry Showing to the south where it dips to the southwest at 35 degrees.

Numerous small high grade pods were found in this formation when the Geological Survey of Canada mapped the area in 1954 when the area was named the "Regent Showing" and subsequent mapping by the Province of British Columbia Ministry of Energy Mines and Petroleum Resources in 1992 resulted in the discovery of the "Quarry Showing".

The Regent Showing hosts rocks that are dense, flat-lying limestone.  An irregular, pod-shaped "vein" of solid, crystalline galena is present in the limestone host rock, and is exposed for 1 meter, reaching a maximum width of 30 centimeters.  The galena is concordant to bedding and weakly banded with alternating coarse and fine-grained material.  The exposure is poor and badly weathered, however boulders and blocks of massive galena up to 30 centimeters in size are common in the loose rocks on the western side of the ridge.

At the Quarry occurrence 2 kilometers to the south, recrystallized and dolomitized limestones of the Upper Proterozoic Ingenika Group, Espee Formation host mineralized quartz pods.  Minerals identified include sphalerite, galena, cerussite, chalcopyrite, boulangerite, malachite, azurite and possibly stibnite.

Proposed Exploration

The proposed exploration program on the Tenakihi Prospect is two fold:

1. Investigate the number and economic potential of numerous mineralized pods and replacement type structures that have been seen in bedding within the Espee Formation Limestone (Regent & Quarry Showings).

2. Investigate the effect and economic potential of the normal fault situated in the middle of the claim block in contact with all three members of the Ingenika Group.

Our exploration program will be carried out in two phases.

Tenakihi Property Program - Phase 1

Phase 1 will begin with research of the available geologic literature, personal interviews with geologists, mining engineers and others familiar with the prospect sites.  When the research is completed, our initial work will be augmented with prospecting over the entire claim block and, geologic mapping on an initial scale of 1:5000.  Additional exploration will consist of closely spaced soil geochemical surveys sampling at every 50 meter stations along contours to isolate additional areas of potential mineralization hidden under the overburden cover.

If an apparent mineralized zone is identified and narrowed down to a specific area by the studies, we will begin:

1) Detailed VLF-EM Geophysical Surveys.  VLF-EM is a very low frequency electromagnetic survey method that uses transmitted signals and instruments that measure changes in the propagating wave fronts as they move through geologic material.  VLF/EM methods are ideal for locating fractures, faults, and conductive overburden depths while exposing a general understanding of the location and extent of mineralization at depths that are unreachable by surface excavations.  It also provides targets for more extensive trenching and core drilling.

2) Trenching areas of interest to expose fresh rock for sampling.

Upon a thorough analysis of the data collected in Phase 1, we will decide if the property warrants proceeding to Phase 2.

Phase 1 will take about 5 months and cost up to $ 48,000. Summary is as follows:

Proposed Tenakihi Mineral Claim Exploration Budget
Phase 1

Salaries
Geologist for 20 days; 2 Assistants for 10 days; expediting	15,000
Geochemical Assays	$8,000
Fixed Wing and Helicopter Support	6,500
Geophysical Survey	5,000
Assessment Filing	2,000
Travel and Freight	3,000
Field Room and Board	3,500
Management	2,000
Contingency	3,000

Total	$48,000

Tenakihi Property Program - Phase 2

Phase 2 involves an initial examination of the underground characteristics of the vein structure that was identified by Phase 1 of exploration.  Phase 2 is aimed at identifying any mineral deposits of potential economic importance.  The methods employed are:

more extensive trenching;
more advanced geophysical work; and
diamond drilling

Trenching is undertaken to remove the overburden and expose the continuity and extent of mineralization on the surface.  Trenches, of approximately 40 meters in length and 3-5 meters wide, allow the mineralized area to be exposed geologically mapped and sampled.  They also allow easier restoration of the land to its pre-exploration condition when we conclude our operations.

Depending on the consultant on the project additional more advanced geophysical surveys could be performed on the specific area of interest on the property.

Diamond drilling exposes the underground characteristics of the vein structure of the Tenakihi Property that were identified by previous work and is aimed at precisely defining the depth, the width, the length, the tonnage and the value of any mineral body.

Phase 2 will take about 7 months and will cost a minimum of approximately $105,000.

Depending upon the results of our 2 phase exploration program, Company management will consider additional diamond drilling on the Tenakihi Properties and, if warranted, underground testing and bulk sampling. Additional diamond drilling would help define the extent, structure, grade and tonnage of the deposit.

Bulk Sampling involves constructing an adit and tunnel to access and assist in the removal of a sample of mineralized ore for testing. Later, the tunnel can be used for mining access.

Exploration Program Cost Estimates

The breakdown of estimated times and dollars for each phase was made by Harrington's Board of Directors.

We do not intend to interest other companies in the property if we find mineral reserves.  We intend to try to develop the reserves ourselves.  If we are unable to complete any phase of exploration because we do not have enough money, we will cease operations until we raise more money.  If we cannot or do not raise more money, we will cease operations.

We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success.  That is because we have raw land and we intend to look for minerals.  We may or may not find any mineralized material and it is impossible to predict the likelihood of such an event at this stage of Harrington's development.

We will not move on to a subsequent phase until the phase we are working on is completed.  We do not have any plan to take the Company from phase 2 exploration to revenue generation as it is impossible to project revenue generation at this stage.

Competitive Factors

The silver mining industry is highly fragmented.  We will be competing with many other exploration companies looking for silver.  We are one of the smallest exploration companies and are an infinitely small participant in the silver exploration business.  While we generally compete with other exploration companies, there is no competition for the exploration of minerals from our claims.  Readily available silver markets exist in Canada and around the world for the sale of silver if we ever experience production.  Therefore, we will likely be able to sell any silver if we ever successfully discover and recover any silver.

We are a junior mineral exploration company.  We compete with other junior mineral exploration companies for financing from a limited number of investors that are prepared to make investments in junior mineral exploration companies. The presence of competing junior mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merits of the mineral properties under investigation and the price of the investment offered to investors.

We will also be competing with other junior and senior mineral companies for available resources, including, but not limited to, professional geologists, exploration subcontractors and equipment.

We hold no material patents, licenses, franchises or concessions.

Government Regulations

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of British Columbia, Canada.  The main agency that governs the exploration of minerals in the Province of British Columbia is the Ministry of Energy and Mines.

The Ministry of Energy and Mines manages the development of British Columbia's mineral resources, and implements policies and programs respecting their development while protecting the environment.  In addition, the Ministry regulates and inspects the exploration and mineral production industries in British Columbia to protect workers, the public and the environment.

The material legislation applicable to us is the Mineral Tenure Act and the Mines Act, administered by the Mineral Titles Branch of the Ministry of Energy and Mines, as well as the Health, Safety and Reclamation Code and the Mineral Exploration Code.

The Mineral Tenure Act and its regulations govern the procedures involved in the location, recording and maintenance of mineral titles in British Columbia.

All mineral exploration activities carried out on a mineral claim or mining lease in British Columbia must be in compliance with the Mines Act.  The Mines Act applies to all mines during exploration, development, construction, production, closure, reclamation and abandonment.  It outlines the powers of the Chief Inspector of Mines, to inspect mines, the procedures for obtaining permits to commence work in, on or about a mine and other procedures to be observed at a mine.  Additionally, the provisions of the Health, Safety and Reclamation Code for mines in British Columbia contain standards for employment, occupational health and safety, accident investigation, work place conditions, protective equipment, training programs, and site supervision.  Also, the Mineral Exploration Code contains standards for exploration activities including construction and maintenance, site preparation, drilling, trenching and work in and about a water body.

Additional approvals and authorizations may be required from other government agencies, depending upon the nature and scope of the proposed exploration program.  If the exploration activities require the falling of timber, then either a free use permit or a license to cut must be issued by the Ministry of Forests.  Items such as waste approvals may be required from the Ministry of Environment, Lands and Parks if the proposed exploration activities are significantly large enough to warrant them.  Waste approvals refer to the disposal of rock materials removed from the earth which must be reclaimed. An environmental impact statement may be required.

We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible.  Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities.  Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program.  Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings, our competitive position or on us in the event a potentially economic deposit is discovered.

Prior to undertaking some mineral exploration activities, we must make application under the British Columbia Mines Act for a permit, if we anticipate disturbing land.  A permit is issued within 45 days of a complete and satisfactory application. We do not anticipate any difficulties in obtaining a permit, if needed.  The initial exploration activities on the Tenakihi mineral claims (grid establishment, geological mapping, soil sampling and geophysical surveys) do not involve ground disturbance and as a result do not require a work permit.  Any follow-up trenching and/or drilling will require permits, applications for which will be submitted well in advance of the planned work.

If we enter the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

  Water discharge will have to meet drinking water standards;

  Dust generation will have to be minimal or otherwise re-mediated;

  Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;

  An assessment of all material to be left on the surface will need to be environmentally benign;

  Ground water will have to be monitored for any potential contaminants;

  The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

  There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

Employees

Harrington Resources Inc. is managed by William E. Gould, our President.  Mr. Gould devotes approximately 10% of his time to our operations but does not have an employment agreement with the Company.  At present, we have no full or part-time employees.  We do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future.  There are presently no personal benefits available to any employees.  For manual labor work on our mineral claims we initially intend to use the services of subcontractors.

Reports to Security Holders

Harrington Resources Inc. will be required to file reports with the Securities and Exchange Commission under section 15(d) of the Securities Act.  The reports will be filed electronically on the SEC's Edgar system. The specific reports that we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.  Following this registration, we will not be required to furnish you with an annual report and we will not be voluntarily sending you an annual report.

Shareholders wishing to receive an annual report may request one by contacting our principal executive offices. Our annual reports will include audited financial statements.

Shareholders and interested parties may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that will contain copies of the reports we file electronically.  The address for the SEC website is http://www.sec.gov.

Item 2. Management's Discussion and Analysis or Plan of Operation

This Management's Discussion contains forward looking statements that involve risks and uncertainties. The information in this Management's Discussion is current as of December 16, 2005.

Forward Looking Statements

Certain statements contained in this registration statement that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to our company's capital needs, business strategy and expectations, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this registration statement, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this registration statement with respect to future events, the outcome of which are subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements.

Plan of Operation

Our plan of operation is to conduct mineral exploration activities on the Tenakihi mineral claims in order to assess whether the claims possesses any commercially viable mineral deposits.  Our exploration program is designed to explore for commercially viable deposits of silver.  We have not, nor has any predecessor, identified any commercially viable reserves of silver on our mineral claims.  We have not, to date, implemented or started Phase 1 of our exploration program.

We have developed a two phase exploration program for our Tenakihi mineral claims.  The second phase and any subsequent phases will be dependent on the results of the previous phase and each successive phase will likely be more costly to implement.  We will review each phase upon completion to determine if further exploration on the property is warranted.  Phase 1 is estimated to cost $48,000 and Phase 2 is estimated to cost $105,000.  Our plan is to secure the funding needed for our estimated general and administrative expenses for twelve months in advance and for each exploration phase in advance before proceeding with the exploration.

Mr. William Lumley, B Sc., a consulting geologist, assisted Harrington in the research and staking of our properties, and with developing our two phase exploration program.  Mr. Lumley has been practicing his profession for the past 25 years in Canada, the United States and internationally.  Mr. Lumley graduated from the University of Waterloo, Ontario, Canada with a Bachelor of Science Degree in Geology.  The Company has no contractual arrangement with Mr. Lumley.  Mr. Lumley performs consulting services for the Company, if, as and when required, and is compensated in hourly fees, paid in cash.

Harrington's management will examine results together with experienced mining professionals.  Decisions to abandon, reduce or expand exploration efforts are based upon many factors including specific assessments of mineral deposits, prevailing and estimated future mineral prices, potential extraction methods and costs, labor and capital costs.  There is no assurance that our properties contain any silver or other mineral reserves.  Mineral exploration projects are subject to numerous regulatory requirements, as well as economic uncertainties.  There is no assurance that our property will prove to be profitable.

We must raise capital to fund our exploration program.  We do not plan to proceed with Phase 1 until we obtain the capital required to complete Phase 1 in addition to having the cash on hand to fund our general and administrative expenses for the next twelve months.  The Company estimates that it will spend $13,000 over the next twelve months on general and administrative expenses and to retain title to its mining claims for another year and estimates that Phase 1 will cost approximately $48,000.  As of December 16, 2005, Harrington had cash on hand of $8,876 and will need to raise approximately $52,000 to $65,000 over the next twelve months to be able to implement Phase 1 of its exploration program and to maintain cash on hand for general and administrative expenses for the upcoming year.  We intend to raise cash to fund our exploration program by the issuance of our common stock to third party investors.  The Company has not explored any third party debt financing options nor has the Company identified any other sources of alternative financing.  It is our intention to raise money through sales of the Company's common stock in the near future, however, we do not have a share offering in place at this time.

If we cannot obtain the funds required to complete Phase 1, we will have to suspend our exploration program.  In the event that we are not able to raise the capital to continue to fund our general and administrative expenses beyond the next twelve months, from the sale of stock to third party investors, we expect that our President, William E. Gould, will continue to advance the required funds either in the form of cash advances or by purchase of stock as he has since Harrington's inception.  If we are unable to obtain the funds to pay our general and administrative expenses beyond the next twelve months, we will have to suspend or cease operations.

We are currently seeking full-reporting status with the U.S. Securities & Exchange Commission, so that Harrington may be in a better position to attract equity capital.  The costs of registering and becoming a reporting company are included in our estimated budget for general and administrative expenses for the upcoming year.

We have not generated any revenue and are dependent upon obtaining financing to fund our operating expenses and to pursue any exploration activities.  For these reasons our auditors stated in their report dated November 18, 2005, that they have substantial doubt we will be able to continue as a going concern.

Liquidity and Capital Resources

The Company's current assets consist entirely of cash.  Our cash position was $8,876 at December 16, 2005, compared to our cash position of $700 at September 30, 2005.  Our current liabilities totaled $0 at December 16, 2005 and at September 30, 2005.  The Company's working capital was $8,876 at December 16, 2005, compared to $700 at September 30, 2005.

At December 16, 2005 and September 30, 2005, Harrington did not have any long-term assets.  Our long-term liabilities were $11,476 at December 16, 2005, compared to $859 at September 30, 2005.  All long-term liabilities are payable to William E. Gould, the Company's President, director and sole employee.  Mr. Gould has funded the Company since its inception in December 2004 through cash advances and purchases of common stock.  The cash advances from Mr. Gould are unsecured, accrue no interest and have no fixed terms of repayment.  On January 20, 2005, Mr. Gould agreed not to demand payment on any of the Company's related party payables until July 1, 2007.

The Company currently has enough cash to pay its estimated general and administrative expenses of $13,000 for the next six months, but does not have enough cash to implement Phase 1 of our exploration plan.  Phase 1 of our exploration program is expected to cost $48,000.  We intend to raise cash by the issuance of our common stock to third party investors.  The Company has not explored any third party debt financing options.  Proceeds from the sale of our stock will be applied first to our general and administrative expense requirements for the next twelve months and secondly to our exploration program.  There is no assurance that we will be able to raise enough money from the sale of stock to third party investors to implement our exploration plan.

Possible Dilution to Shareholders

Our plan of operation is to finance business operations by issuing common stock.  Any issue of stock or securities convertible into common stock could result in significant dilution to present and prospective holders of our common shares.

Results of Operations

We recorded a net loss of ($760) for the fiscal period from our inception on December 17, 2004 to September 30, 2005.

We had $0 revenue for the fiscal period from inception on December 17, 2004 to September 30, 2005.  Our expenses for the fiscal period from inception on December 17, 2004 to September 30, 2005 totaled $760, consisting of $192 for mineral claim registration expenses and $568 for general and administrative expenses.

We have not earned any revenues to date.  We do not anticipate earning revenues in the foreseeable future or until such time as we enter into commercial production of our mineral property.  We are presently in the exploration stage of our business and we can provide no assurance that we will discover any commercially exploitable levels of mineral resources on our properties, or if such deposits are discovered, that we will enter into further substantial exploration programs or commercial production.

Product Research and Development

As Harrington is an exploration stage company and has no end products, we have not conducted any product research or product development and have no plans to conduct any product research or product development.

Plant and Equipment

The Company does not own any plant or equipment.  We expect that any equipment required for our exploration programs to be supplied by geologists or consultants contracted by us to conduct the exploration work.  As such, we do not expect to purchase any significant equipment during our exploration stage.

Employees

The Company is presently managed by its President, Mr. William E. Gould.  We presently have no other employees and do not expect to hire any employees while the Company is in the exploration stage.  We intend to retain independent geologists and consultants on a contract basis to conduct the exploration work programs on the Tenakihi mineral claims.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.

Securities Market Risk and the Penny Stock Risk

There is currently no market for our securities as the Company's common stock does not trade on any exchange or any OTC Bulletin Board.  All of our issued common stock are restricted securities and are currently held by one person, William E. Gould, our sole officer, director and employee.

The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system.

Because our securities may constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules may further affect the ability of owners of shares to sell our securities in any market that might develop for them. As long as the trading price of our common stock is less than $5.00 per share, the common stock will be subject to rule 15g-9 under the Exchange Act.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

  contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

  contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

  contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

  contains a toll-free telephone number for inquiries on disciplinary actions;

  defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and

  contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules.  Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard 151 "Inventory Costs". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing, "to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2006. The Company believes that it will not have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29".  This Statement amended APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The adoption of this Standard is not expected to have any material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment".  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25 "Accounting for Stock Issued to Employees".  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007.  The Company is currently evaluating the impact this new Standard will have on its operations, but believes that it will not have a material impact on the Company's financial position or results of operations.

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error corrections - A Replacement of APB Opinion No. 20 and SFAS No. 3".  SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.  The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

Item 3. Description of Property

We hold two mineral claims known as the Tenakihi and Tenakihi 1 mineral claims.  We do not own any property other than holding the Tenakihi mineral claims.  The Company's offices are located at 413 19th Street #223, Lynden, WA, 98264 in an area comprised of approximately 200 square feet.  This office space is provided at no cost to the Company by the President.  The Company considers the facilities adequate for current purposes.

Details regarding our interest in the Tenakihi mineral claim properties are discussed in Item 1. entitled Description of Business.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The table below lists all persons directly or beneficially owning more than 5% of our outstanding common shares as of December 16, 2005.

5% or Greater Shareholders

Title of	Name and Address	Amount and Nature of	Percent of
Class	of Beneficial Owner	Beneficial Ownership	Class (1)

Common	William E. Gould	600,001	100%

(1)	Based on 600,001 shares of common stock outstanding as of December 16, 2005.

The table below lists all of our directors and executive officers who directly or beneficially own our voting securities and the amount of our voting securities owned by the directors and executive officers as a group as of December 16, 2005.

Security Ownership of Management

Title of	Name and Address	Amount and Nature of	Percent of
Class	of Beneficial Owner	Beneficial Ownership	Class (1)

Common	William E. Gould	600,001	100%

Total Directors and Officers			100.00%

(1)	Based on 600,001 shares of common stock outstanding as of December 16, 2005.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

Our directors and executive officers, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table.  Each director has been elected to hold office until the next annual meeting of shareholders and thereafter until his successor is elected and has qualified.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors.  Officers of the Company serve at the will of the Board of Directors.  There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.  Additional information concerning each of these individuals follows the table.

Directors and Executive Officers

Name	Age	Positions(s)	Director Since

William E. Gould	50	President, Director	12/17/2004

William E. Gould is our President and sole Director.  He has held these positions since December 17, 2004, the date of the Company's incorporation as a Nevada company.  His responsibilities include general management, corporate governance and financial management.   Since October 1995 to the present he has continuously been the President and a Director of Dynamic Stone Inc., a manufacturing company specializing in custom stone and terrazzo products.  In addition, he has been active in the acquisition and management of residential real estate properties.  Mr. Gould has more than 15 years experience in creating and building small and medium sized businesses.

Conflicts of Interest

Company management is associated with other firms.  Consequently, there are potential inherent conflicts of interest in Mr. Gould acting as an officer and director of the Company.   Insofar as he is engaged in other business activities, management anticipates Mr. Gould will devote only a portion of his time to the Company's affairs.

The Company's President is now and may in the future become a shareholder, officer or director of other companies that may be engaged in additional business activities similar to those conducted by the Company.  Accordingly, additional direct conflicts of interest may arise in the future.  Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of our President in the performance of his duties or otherwise.

The Company does not currently have a right of first refusal pertaining to opportunities that come to the attention of Harrington's management.  However, our President is, so long as he is an officer or director of the Company, subject to the restriction that all opportunities which come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to Harrington Resources Inc. and the companies that Mr. Gould is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

Mr. Gould may still take advantage of opportunities if the Company should decline to do so.   Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Significant Employees

Harrington is managed by its President and sole director.  We have no other employees at this time.

Family Relationships

William E. Gould is our sole executive officer, director and employee.  As such, there are no family relationships to report.

Involvement in Certain Legal Proceedings

There have been no legal proceedings involving our President and Director during the past five years.

Item 6.  Executive Compensation

Harrington Resources Inc., since inception, has not paid or accrued compensation of any kind to Mr. William E. Gould, the Company's sole officer, employee and director, who serves the Company as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director.

The Company does not have any compensation plans for its officers, employees and directors including salary, bonus, profit sharing, stock options, insurance, retirement or pension plans.  The Company does not have any arrangements with third parties for the compensation of our officers, employees or directors.  Future compensation of officers or directors will be determined by the Board of Directors based upon financial condition and performance of the Company, the financial requirements of the Company, and upon individual performance of each officer.  The Board of Directors intends to insure that the salaries or compensation paid to the Company's officers are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of the individual officers.

Summary Compensation Table

The following table sets forth the compensation paid by us to our principal executive officer for fiscal period starting with our inception on December 17, 2004 and ending September 30, 2005.

SUMMARY COMPENSATION TABLE
		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compen- sation ($)	Restricted stock award(s) ($)	Securities under- lying options/ SARs (#)	LTIP payouts ($)	All other compen- sation ($)

William E. Gould, President, CEO, Secretary, Treasurer and Director	2005	0	0	0	0	0	0	0

Item 7.  Certain Relationships and Related Transactions

Except as described below, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

Any of our directors or officers;
Any person proposed as a nominee for election as a director;
Any person who beneficially owns, directly or indirectly, shares carrying more than 10%
     of the voting rights attached to our outstanding shares of common stock;
Any of our promoters, and;
Any member of the immediate family of any of the foregoing persons.

Harrington's liabilities at December 16, 2005 totaled $11,476, all non-current and all payable to William E. Gould.  Mr. Gould has agreed not to demand payment of any of the Company's related party payables until July 1, 2007.  Correspondence from Mr. Gould to Harrington confirming this deferral of payments until July 1, 2007 is attached as Exhibit 10.5.

We issued 1 share of our common stock on December 17, 2004 to our President, William E. Gould, at a price of $1.00 per share.  The total amount we received from this offering was $1.  This issue did not involve a public offering.  We relied on an exemption from registration pursuant to Section 4(2) of the Securities Act.  This share is a restricted share as defined in the Act.

We issued 600,000 shares of our common stock on January 27, 2005 to our President, William E. Gould, at a price of $0.001 per share.  The total amount we received from this offering was $600.  This issue did not involve a public offering.  We relied on an exemption from registration pursuant to Section 4(2) of the Securities Act.  These shares are restricted shares as defined in the Act.

Item 8. Description of Securities

General

Our authorized capital stock consists of 150,000,000 shares of common stock, with a par value of $0.001 per share, and 50,000,000 shares of preferred stock, with a par value of $0.001 per share.  As of December 16, 2005, there were 600,001 shares of our common stock issued and outstanding, with all 600,001 shares held by one stockholder of record.  We have not issued any shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.  Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power.  Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.  Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights and no conversion rights.  There are no redemption provisions applicable to our common stock.

Preferred Stock

The Preferred Stock may be issued from time to time in one or more series and with such designation for each such series as shall be stated and expressed in the resolution or resolutions providing for the issue of each such series adopted by the Board of Directors.  The Board of Directors in any such resolution or resolutions is expressly authorized to state and express for each such series:

(i)	The voting powers, if any, of the holders of stock of such series;

(ii)	The rate per annum and the times at and conditions upon which the holders of stock of such series shall be entitled to receive dividends, and whether such dividends shall be cumulative or noncumulative and if cumulative the terms upon which such dividends shall be cumulative;
(iii)	The price or prices and the time or times at and the manner in which the stock of such series shall be redeemable and the terms and amount of any sinking fund provided for the purchase or redemption of shares;
(iv)	The rights to which the holders of the shares of stock of such series shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(v)	The terms, if any, upon which shares of stock of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and

(vi)	Any other designations, preferences, and relative participating, optimal or other special rights, and qualifications, limitations or restrictions thereof so far as they are not inconsistent with the provisions of the Articles of Incorporation, as amended, and to the full extent now or hereafter permitted by the laws of Nevada.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Dividends

We have never declared or paid any cash dividends on our common stock.  The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings; if any, our capital requirements and financial position; our general economic conditions; and other pertinent conditions. We do not expect to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business.

Anti-Takeover Provisions

There are no Nevada anti-takeover provisions that may have the effect of delaying or preventing a change in control.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

The Company's common stock does not trade on any exchange or any Over-the-Counter Electronic Bulletin Board.

As of December 16, 2005, there were 600,001 shares of common stock outstanding.  There are no stock options, warrants, rights, conversion privileges or other similar rights which the listed beneficial owners or anyone else may acquire.  No shares have been offered nor proposed to be offered to the public.

The Company's shares of common stock are restricted securities under the Securities Act of 1933.

A total of 600,001 shares are held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act.  Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.

Holders

As of December 16, 2005, the shareholders' list for the Company's common shares showed one registered shareholder.

Dividends

We have not declared any dividends on our common stock since our inception in December 2004, and do not anticipate that we will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operation and expansion of its business.  There are no dividend restrictions that limit our ability to pay dividends on our common stock in our Articles of Incorporation or bylaws. Our governing statute, Chapter 78 - "Private Corporations" of the Nevada Revised Statutes (the "NRS"), does provide limitations on our ability to declare dividends. Section 78.288 of Chapter 78 of the NRS prohibits us from declaring dividends where, after giving effect to the distribution of the dividend:

(a) we would not be able to pay our debts as they become due in the usual course of business; or

(b) our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution (except as otherwise specifically allowed by our articles of incorporation).

Item 2.  Legal Proceedings

Harrington Resources Inc. does not know of any active or pending legal proceedings against them or its mineral claims, and the Company is not involved as a plaintiff in any proceedings or pending litigation.

Item 3.  Changes in and Disagreements with Accountants

We have had no changes in or disagreements with our accountants pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities

Since the date of our incorporation, we have completed the sales of the following securities that were not registered pursuant to the Securities Act:

We issued 1 share of our common stock on December 17, 2004 to our President, William E. Gould at a price of $1.00 per share.  The total amount we received from this offering was $1.  No underwriters were used, nor were any brokerage commissions paid in connection with this share issue.  This issue did not involve a public offering.  We relied on an exemption from registration pursuant to Section 4(2) of the Securities Act.  This share is a restricted share as defined in the Act.

We issued 600,000 shares of our common stock on January 27, 2005 to our President, William E. Gould at a price of $0.001 per share.  The total amount we received from this offering was $600.  No underwriters were used, nor were any brokerage commissions paid in connection with this share issue.  This issue did not involve a public offering.  We relied on an exemption from registration pursuant to Section 4(2) of the Securities Act.  These shares are restricted shares as defined in the Act.

Item 5.  Indemnification of Directors and Officers

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1. Article 12 of the Articles of Incorporation of the company, filed as Exhibit 3.1 to the Registration Statement.

2. Article 11 of the Bylaws of the company, filed as Exhibit 3.2 to the Registration Statement.

3. Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Part F/S

Item 1.  Financial Statements (Period Ended September 30, 2005)

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in United States Dollars)

SEPTEMBER 30, 2005

Harrington Resources Inc.
(An Exploration Stage Company)

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Balance Sheet, September 30, 2005	2

Statement of Operations	3

Statement of Changes in Stockholders' Deficiency, for the period
from inception on December 17, 2004 through September 30, 2005	4

Statement of Cash Flows	5

Notes to the Financial Statements	6-13

Suite 400 - 889 West Pender Street Vancouver BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of Harrington Resources Inc:

We have audited the accompanying balance sheet of Harrington Resources Inc. (An Exploration Stage Company) (the "Company") as at 30 September 2005 and the related statements of operations, changes in stockholders' deficiency, and cash flows for the period from inception (17 December 2004) to 30 September 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 30 September 2005, and the results of its operations, the changes in stockholders' deficiency and its cash flows for the period ended from inception (17 December 2004) to 30 September 2005, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company is dependent upon financing to continue operations, had suffered recurring losses from operations and has total liabilities that exceed total assets.  These matters raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regards to these matters are discussed in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Staley, Okada & Partners"

Vancouver, B.C.	STALEY, OKADA & PARTNERS
18 November 2005	CHARTERED ACCOUNTANTS

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

BALANCE SHEET
(Expressed in United States Dollars)

As at September 30,	2005

ASSETS

CURRENT
Cash	$700

TOTAL ASSETS	$700

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$-

-

RELATED PARTY PAYABLE (Note 5)	859

TOTAL LIABILITIES	859

STOCKHOLDERS' DEFICIENCY

Capital Stock
Preferred stock, $0.001 par value;
50,000,000 shares authorized, no shares outstanding	-
Common stock, $0.001 par value;
150,000,000 shares authorized, 600,001
voting shares outstanding	600
Additional paid-in capital	1
Deficit accumulated during the exploration stage	(760)

TOTAL STOCKHOLDERS' DEFICIENCY	(159)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$700

The accompanying notes are an integral part of these financial statements

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

STATEMENT OF OPERATIONS
(Expressed in United States Dollars)

	For the period	For the fiscal
	from inception on	period from
	December 17,	December 17,
	2004 to	2004 to
	September 30,	September 30,
	2005	2005

OPERATING EXPENSES
Mining property expenses	$192	$192
General and administrative expenses	568	568

NET (LOSS)	$(760)	$(760)

NET (LOSS) PER SHARE - BASIC		$0.00

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING - BASIC		514,287

The accompanying notes are an integral part of these financial statements

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
(Expressed in United States Dollars)

For the period from inception on December 17, 2004 through September 30, 2005

				Deficit
				accumulated
			Additional	during the
	Common Stock		paid-in	exploration
	Shares	Amount	capital	stage	Total

Inception December 17, 2004	-	$-	$-	$-	$-

Common stock issued for
cash at $1.00 per share	1	-	1	-	1
Common stock issued for
cash at $0.001 per share	600,000	600	-	-	600
Net (loss)	-	-	-	(760)	(760)

Balance, September 30, 2005	600,001	$600	$1	$(760)	$(159)

The accompanying notes are an integral part of these financial statements

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

STATEMENT OF CASH FLOWS
(Expressed in United States Dollars)

	For the period	For the fiscal
	from Inception on	period from
	December 17,	December 17,
	2004 to	2004 to
	September 30,	September 30,
	2005	2005

OPERATING ACTIVITIES
Net (loss)	$(760)	$(760)
Increase in accounts payable and
accrued liabilities	-	-

Net Cash Used For Operating Activities	(760)	(760)

FINANCING ACTIVITIES
Issuance of capital stock	601	601
Advances from related party	859	859

Net Cash Provided By Financing Activities	1,460	1,460

NET INCREASE (DECREASE) IN CASH	700	700

CASH, BEGINNING OF PERIOD	-	-

CASH, END OF PERIOD	$700	$700

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION

Income Taxes Paid	$-	$-

Interest Paid	$-	$-

The accompanying notes are an integral part of these financial statements

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

NOTE 1 - NATURE OF BUSINESS

Harrington Resources Inc. (the "Company") was incorporated in the State of Nevada on December 17, 2004.  The Company was organized to explore mineral properties in British Columbia, Canada.

The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable length of time.  The Company has never generated revenue and has never paid any dividends and is unlikely to generate revenue or pay dividends in the immediate or foreseeable future.  The Company has incurred operating losses since its inception.  As of September 30, 2005, the Company had $700 in cash, working capital of $700, and a stockholders' deficiency of $159.  The Company's accumulated net losses since inception are $760.  The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, to develop commercially viable mining reserves, and ultimately to establish profitable operations.  These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the continuation of the Company as a going concern include financing the Company's operations through advances from related parties and issuance of its unregistered common stock.  There are no assurances, however, with respect to the future success of these plans.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exploration Stage Enterprise

The Company's financial statements are prepared using the accrual method of accounting and according to the provisions of Statement of Financial Accounting Standards No. 7, "Accounting and Reporting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring mineral properties in British Columbia, Canada.  Until such properties are developed, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Net Income (Loss) Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share", requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income and loss statements, for all entities with complex capital structures.  Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities.  At September 30, 2005, the Company had no outstanding stock options, warrants and other convertible securities; accordingly, only basic EPS is presented.

Regulatory Matters

The Company and its mineral property interests are subject to a variety of Canadian national and provincial regulations governing land use, health and safety, and environmental matters.  The Company's management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Mineral Property and Exploration Costs

Since the Company's formation on December 17, 2004, the Company has been an exploration stage company engaged in the acquisition and exploration of mineral properties.  Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified.  To date the Company has not established any proven or probable reserves on its mineral properties.  If and when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to developed such property will be capitalized.  Such costs will be amortized using the units-of-production over the estimated life of the probable reserve. Exploration costs of mineral properties that do not add net realizable value to the properties are charged to operations as incurred.  If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.  The Company has adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations" which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets.  The adoption of this standard has had no effect on the Company's financial position or results of operations.  As at September 30, 2005, any potential costs relating to the retirement of the Company's mineral property interest are not yet determinable.

Foreign Currency Translation

The Company's functional currency is the Canadian dollar.  The Company's reporting currency is the U.S. dollar.  All transactions initiated in Canadian dollars are translated into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation" as follows:

i)      Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date; and,
ii)     Revenue and expense items at the average rate of exchange prevailing during the year.

Adjustments arising from such translations are deferred until realization and are included as a separate component of shareholders' equity as a component of comprehensive income or loss.  Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income.  No significant realized exchange gain or losses were recorded in the period ended September 30, 2005.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Fair Values of Financial Instruments

The carrying amounts of financial instruments, including cash and related party payable approximate their fair values as of September 30, 2005.

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Concentration of Risk

The Company maintains its cash accounts in one commercial bank, Sterling Savings Bank.  The Company's cash accounts are in a checking account, which is insured by the Federal Insurance Corporation for up to $100,000.  As at September 30, 2005, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Start-up Expenses

The Company has adopted Statement of Position No. 98-5, "Reporting the Costs of Start-up Activities", which requires that costs associated with start-up activities be expensed as incurred. Accordingly, start-up costs associated with the Company's formation have been included in the Company's general and administrative expenses for the period from inception on December 17, 2004 to September 30, 2005.

New Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards 151 "Inventory Costs".  This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, "to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage).  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2006.  The Company has determined that the adoption of SFAS 151 does not have an impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29".  This Statement amended APB Opinion 29 to eliminate the exception of non-monetary exchanges of similar productive assets and replaces it with a generally exception for exchanges of non-monetary assets and do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment".  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25 "Accounting for Stock Issued to Employees".  The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007.  The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

New Accounting Pronouncements Cont'd

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error corrections - A Replacement of APB Opinion No. 20 and SFAS No. 3".  SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.  The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

NOTE 3 - MINERAL PROPERTIES

The Company staked and registered the Tenakihi mineral claim on March 30, 2005 and staked and registered the Tenakihi 1 mineral claim on September 6, 2005.  These mineral claims are located in the Omineca Mining Division of British Columbia, Canada.

The Tenakihi and Tenakihi 1 mineral claims are recorded in the name of the Company's President, and held in trust for the Company in order to minimize fees payable by the Company.  A Declaration of Trust for each mineral claim has been executed by the Company's President on March 30, 2005 and September 6, 2005 respectively.  These Declarations of Trust specify that the Company's President has no interest in the mineral claims other than that of a bare trustee.  All rights in respect of the mineral claims and any distributions whether income or capital and whether in cash or otherwise, do not in any manner belong to the Company's President but are the property of the Company.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to its mineral properties and, to the best of its knowledge, title to its properties are in good standing and unencumbered.

As of September 30, 2005, the Company has a 100% interest in two mineral properties known as the Tenakihi Mineral Claim  and the Tenakihi 1 Mineral Claim located in the Omineca Mining Division, Province of British Columbia, Canada, administered by the Mineral Titles Branch, Ministry of Energy and Mines of the Province of British Columbia, Canada.  The registered tenure number for the Tenakihi Mineral Claim is 509820 and this tenure expires on March 30, 2006.  The registered tenure number for the Tenakihi 1 Mineral Claim is 519713 and this tenure expires on September 6, 2006.  In connection with staking or establishing these claims, the Company incurred costs totaling $192 for the period ended September 30, 2005 that is reflected in the Company's operating expenses.  The Company's properties do not contain a known commercially viable deposit suitable for mining.

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

NOTE 4 - INCOME TAXES

(a)	Income tax provision

	The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% to income before income taxes. The difference results from the following items:
		2005

	Computed expected (recovery of) income taxes	$(258)
	Increase in tax resulting from:
	Increase in valuation allowance	(258)

	Total income tax operating loss carry forward	$-

b)	Significant components of the Company's deferred income tax assets are as follows:

		2005

	Net income tax operating loss carry forward	760
	Statutory tax rate	34%
	Deferred income tax asset	258
	Valuation allowance	(258)

		$-

c)	The Company has incurred operating losses of $760 which, if unutilized, will expire in 2025. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carryforwards:

			Expiration date of
			income tax operating
		Net loss	loss carryforwards

	2005	$760	2025

	Total income tax operating loss carry forward	$760

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions  with related parties have occurred in the normal course of operations and are measured in the  exchange amount, which is the amount of consideration established and agreed by the related  parties.

The Company's operations have been financed mainly through advances or capital investments from the Company's President.  During the period ended September 30, 2005, the Company issued 600,000 shares of its common stock at $0.001 per share to its President for cash.  In addition to the transactions described in Note 6, advances from the Company's President were as follows:

	For the period
	from inception	For the period
	on December 17, 2004	ended
	to September 30,	September 30,
	2005	2005

Beginning balance	$-	$-
Advances	859	859
Repayment	-	-

Ending balance	$859	$859

The balance in the related party payable consists of amounts paid by the Company's President on the Company's behalf or funds advanced directly to the Company.  These amounts are unsecured, do not bear interest and have no fixed date of repayment.  The Company's President has agreed not to demand payment on any of the amounts prior to July 1, 2007.

NOTE 6 - CAPITAL STOCK

Authorized

The total number of shares which the Company shall have authority to issue is 200,000,000 of which 50,000,000 shall be Preferred Stock of par value $0.001 per share and 150,000,000 shall be Common Stock of par value of $0.001 per share.  The authorized capital for both Preferred and Common Stock may be issued in one or more series or classes with the voting rights to be determined by the Board of Directors at the time of issue.

HARRINGTON RESOURCES INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)

NOTE 6 - CAPITAL STOCK (Cont'd)

Common Stock Issued for Cash

As at September 30, 2005, the Company has only issued voting Common Stock.  The Company was initially capitalized at its inception by the sale of one share of its common stock for $1 to Mr. William E. Gould.  During the period ended September 30, 2005, the Company issued an additional 600,000 shares of its common stock at $0.001 per share to Mr. Gould for cash.

Common Stock Issued in Satisfaction of the Related Party Payable

As at September 30, 2005, the Company has only issued voting Common Stock.  During the period ended September 30, 2005, the Company did not issue any common stock in satisfaction of any related party payables.

Preferred Stock Issued

As at September 30, 2005, the Company has not issued any Preferred Stock.

NOTE 7 - SEGMENTED INFORMATION

The Company operates in Canada in one business segment, being the exploration of mineral properties.

PART III

Item 1.  Index to Exhibits
Item 2.  Description of Exhibits

Exhibit Number	Description of Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
4.1	Front of Sample Common Stock Certificate
4.2	Back of Sample Common Stock Certificate
10.1	Tenakihi Mining Claim
10.2	Tenakihi 1 Mining Claim
10.3	Declaration of Trust - Tenakihi Mineral Claim
10.4	Declaration of Trust - Tenakihi 1 Mineral Claim
10.5	Related Party Payable - January 20, 2005 letter
14.1	Code of Ethics
23.1	Consent of Expert
99.1	Glossary of Mining Terms

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HARRINGTON RESOURCES INC. (Registrant)
Date: December 16, 2005	/s/ WILLIAM E. GOULD WILLIAM E. GOULD PRESIDENT